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Confidential Treatment Requested by Wyndham Hotels & Resorts, Inc.

Pursuant to 17 C.F.R. Section 200.83

As submitted confidentially to the Securities and Exchange Commission on November 20, 2017

File No. 001-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

WYNDHAM HOTELS & RESORTS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	82-3356232 (I.R.S. Employer Identification No.)
22 Sylvan Way Parsippany, New Jersey (Address of Principal Executive Offices)	07054 (Zip Code)

(973) 753-6000
(Registrant's telephone number, including area code)

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, $0.01 par value per share

        Securities to be registered pursuant to Section 12(g) of the Act: None.

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer ☐
Non-accelerated filer	☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)		Emerging growth company ☐

        If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Confidential Treatment Requested by Wyndham Hotels & Resorts, Inc.

Pursuant to 17 C.F.R. Section 200.83

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Item 1. Business

        The information required by this item is contained under the sections "Summary," "Risk Factors," "Special Note About Forward-Looking Statements," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business," "Management," "Executive and Director Compensation," "Certain Relationships and Related Party Transactions" and "Index to Annual Combined Financial Statements" of the information statement filed as Exhibit 99.1 to this Form 10 (the "information statement"). Those sections are incorporated herein by reference.

Item 1A. Risk Factors

        The information required by this item is contained under the sections "Risk Factors" and "Special Note About Forward-Looking Statements" of the information statement. Those sections are incorporated herein by reference.

Item 2. Financial Information

        The information required by this item is contained under the sections "Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data," "Capitalization," "Selected Historical Combined Financial Data," "Unaudited Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the information statement. Those sections are incorporated herein by reference.

Item 3. Properties

        The information required by this item is contained under the section "Our Business—Properties" of the information statement. That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management

        The information required by this item is contained under the section "Security Ownership of Certain Beneficial Owners and Management" of the information statement. That section is incorporated herein by reference.

Item 5. Directors and Executive Officers

        The information required by this item is contained under the section "Management" of the information statement. That section is incorporated herein by reference.

Item 6. Executive Compensation

        The information required by this item is contained under the sections "Management" and "Executive and Director Compensation" of the information statement. Those sections are incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions, and Director Independence

        The information required by this item is contained under the sections "Management," "Executive and Director Compensation" and "Certain Relationships and Related Party Transactions" of the information statement. Those sections are incorporated herein by reference.

Confidential Treatment Requested by Wyndham Hotels & Resorts, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 8. Legal Proceedings

        The information required by this item is contained under the section "Our Business—Legal Proceedings" of the information statement. That section is incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

        The information required by this item is contained under the sections "Risk Factors," "The Spin-Off," "Trading Market," "Dividend Policy," "Executive and Director Compensation" and "Description of Capital Stock" of the information statement. Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities

        Not applicable.

Item 11. Description of Registrant's Securities to be Registered

        The information required by this item is contained under the sections "Risk Factors—Risks Relating to Our Common Stock," "Dividend Policy" and "Description of Capital Stock" of the information statement. Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers

        The information required by this item is contained under the section "Description of Capital Stock—Limitations on Liability of Directors and Indemnification of Directors and Officers" of the information statement. That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data

        The information required by this item is contained under the sections "Selected Historical Combined Financial Data," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Annual Combined Financial Statements" and the financial statements referenced therein of the information statement. Those sections are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Item 15. Financial Statements and Exhibits

  (a)
  Financial Statements

        The information required by this item is contained under the sections "Unaudited Pro Forma Combined Financial Statements" and "Index to Annual Combined Financial Statements" beginning on page F-1 of the information statement and the financial statements referenced therein. Those sections are incorporated herein by reference.

Confidential Treatment Requested by Wyndham Hotels & Resorts, Inc.

Pursuant to 17 C.F.R. Section 200.83

  (b)
  Exhibits

        The following documents are filed as exhibits hereto:

Exhibit No.	Description
2.1	Form of Separation and Distribution Agreement between Wyndham Worldwide Corporation and Wyndham Hotels & Resorts, Inc.*
3.1	Form of Amended and Restated Certificate of Incorporation of Wyndham Hotels & Resorts, Inc.*
3.2	Form of Amended and Restated By-laws of Wyndham Hotels & Resorts, Inc.*
10.1	Form of Transition Services Agreement*
10.2	Form of Tax Matters Agreement*
10.3	Form of Employee Matters Agreement between Wyndham Worldwide Corporation and Wyndham Hotels & Resorts, Inc.*
10.4	Form of License, Development and Noncompetition Agreement*
10.5	Form of Wyndham Hotels & Resorts, Inc. 2018 Equity and Incentive Plan*
21.1	Subsidiaries of Wyndham Hotels & Resorts, Inc.*
99.1	Preliminary Information Statement, dated November 20, 2017

*
To be filed by amendment.

Confidential Treatment Requested by Wyndham Hotels & Resorts, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WYNDHAM HOTELS & RESORTS, INC.
By:
David B. Wyshner Chief Financial Officer

Date:                    , 2018

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INFORMATION REQUIRED IN REGISTRATION STATEMENT CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
SIGNATURES